UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                               (Amendment No. 24)


                              MEREDITH CORPORATION
                                (NAME OF ISSUER)

                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                   589433 10 1
                                 (CUSIP NUMBER)


                                December 31, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / / Rule 13d-1(b)
         / / Rule 13d-1(c)
         /X/ Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP No. 589433 10 1                                               Schedule 13G


1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

                               E. T. Meredith III

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a) / /
           (b) / /

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States citizen

           NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.         SOLE VOTING POWER

                             8,130,822        See footnote 2 under Item 4 for
                                              information on conversion of the
                                              Class B Common Stock

6.         SHARED VOTING POWER

                             184,824 See footnote 2 under Item 4 for information on conversion of the Class B Common Stock

7.         SOLE DISPOSITIVE POWER

                             8,646,858        See footnote 2 under Item 4 for
                                              information on conversion of the
                                              Class B Common Stock

8.         SHARED DISPOSITIVE POWER

                             184,824 See footnote 2 under Item 4 for information on conversion of the Class B Common Stock

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             8,831,682        See footnote 2 under Item 4 for
                                              information on conversion of the
                                              Class B Common Stock

10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                             19%

12.        TYPE OF REPORTING PERSON*

                             IN



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CUSIP No. 589433 10 1                                               Schedule 13G

ITEM 1.
         (a)      NAME OF ISSUER:

                  Meredith Corporation

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1716 Locust Street, Des Moines, Iowa  50309

ITEM 2.
         (a)      NAME OF PERSON FILING:

                  E. T. Meredith III

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  1716 Locust Street, Des Moines, Iowa  50309

         (c)      CITIZENSHIP:      United States citizen

         (d)      TITLE OF CLASS OF SECURITIES:               Common Stock

         (e)      CUSIP NUMBER:     589433 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a)      / /      Broker or dealer registered under section 15 of the
                           Act.

         (b)      / /      Bank as defined in section 3(a)(6) of the Act.

         (c)      / /      Insurance company as defined in section 3(a)(19) of
                           the Act.

         (d)      / /      Investment company registered under section 8 of the
                           Investment Company Act of 1940.

         (e)      / /      An investment advisor in accordance with
                           section 240.13d-1(b)(1)(ii)(E).

         (f)      / /      An employee benefit plan or endowment fund in
                           accordance with section 240.13d-1(b)(1)(ii)(F).

         (g)      / /      A parent holding company or control person in
                           accordance with section 240.13d-1(b)(ii)(G).

         (h)      / /      A savings association as defined in section 3(b) of
                           the Federal Deposit Insurance Act.

         (i)      / /      A church plan that is excluded from the definition of
                           an investment company under section 3(c)(14) of the Investment Company Act of 1940.

         (j)      / /      Group, in accordance with
                           section 240.13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to section 240.13d-1(c), check this box: / /



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ITEM 4.           OWNERSHIP.

         (a)      Amount beneficially owned as of December 31, 2001:   8,831,682

         (b)      Percent of class: 19%

         (c)      Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:
                                                     8,130,822  (1)(2)
                                             -----------------------------------

                  (ii)  Shared power to vote or to direct the vote:
                                                       184,824  (1)(2)
                                             -----------------------------------

                  (iii) Sole power to dispose or to direct the disposition of:
                                                     8,646,858  (1)(2)
                                             -----------------------------------

                  (iv)  Shared power to dispose or to direct the disposition of:
                                                       184,824  (1)(2)
                                             -----------------------------------

----------------
(1) Mr. Meredith disclaims that he is the beneficial owner for any other purpose of all shares of which he would not, except for Rule 13d-3, be deemed to be the beneficial owner.

(2) These shares include Common Stock which could be received upon conversion of shares of Class B Common Stock of the corporation that are beneficially owned by Edwin T. Meredith III. The Class B Common Stock is convertible, share for share, at any time into fully transferable Common Stock without the payment of any consideration. Edwin T. Meredith is the beneficial owner of 7,084,584 shares of Class B Common Stock.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: / /

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.



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ITEM 10. CERTIFICATION

                  Not applicable.



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Dated:  February 13, 2002



                                                  /s/ Edwin T. Meredith III
                                            ------------------------------------
                                                      Edwin T. Meredith III



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